October 13, 2011

Mr. Kevin L. Vaughn,

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549

U.S.A.

Re:	Panasonic Corporation

Form 20-F for the Fiscal Year Ended March 31, 2011

Filed June 30, 2011

File No. 001-06784

Comment Letter dated August 30, 2011 (Resubmit)

Dear Mr. Vaughn:

As requested, we are resubmitting our response letter dated September 28, which was in response to the staff’s comment letter of August 30, 2011, relating to our annual report on Form 20-F for our fiscal year ended March 31, 2011. For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

Form 20-F for the Fiscal Year Ended March 31, 2011

Item 5. Operating and Financial Review and Prospects, page 29

B. Liquidity and Capital Resources, page 39

1. We note your disclosures on page 130 that you have 905,025 million yen of undistributed earnings related to your foreign subsidiaries and foreign joint corporate joint ventures that you indefinitely reinvest. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources in future periods, such as repayments of your outstanding debt, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in Japan. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 5(B)(1)(a)-(b) of Form 20-F and SEC Release 33-8350.

We respectfully advise the Staff that we will provide the following disclosure in our management’s discussion and analysis in future filings to provide additional information for a reader to better understand our liquidity and capital resources, assuming this is still accurate as of such time.

Undistributed earnings of Panasonic’s foreign subsidiaries and foreign corporate joint ventures which are indefinitely reinvested amounted to XXX billion yen as of March 31, 2012. Accordingly, cash and cash equivalents and investments in securities amounts held by Panasonic’s foreign subsidiaries, totaling approximately XXX billion yen as of March 31, 2012, are not available for dividend distributions to Panasonic for use in Japan. Panasonic currently believes it does not need the cash and investments held by its foreign subsidiaries and foreign corporate joint ventures to be repatriated back to Japan as it has adequate liquidity within Japan to support its Japanese operations and repay its debt obligations.

Mr. Kevin L. Vaughn	-2-

Item 18. Financial Statements, page 94

2. We note from your Form 6-K filed on February 7, 2011 that you had executed a transfer agreement with respect to your automotive nickel-hydride battery business, currently undertaken at the internal divisional Energy Company’s Shonan Plant, to Hunan Corun New Energy Co., Ltd. on January 31, 2011. Please explain to us how you accounted for the transfer of this business to Hunan Corun New Energy Co., Ltd. Cite the accounting literature relied upon and how you applied it in your situation.

We respectfully advise the Staff that this transaction was a two-step transaction whereby Panasonic transferred all manufacturing facilities, sales, research and development departments, and client resources related to the automotive nickel-hydride battery business of the Panasonic’s Energy Company’s Shonan Plant to another wholly-owned Panasonic subsidiary. The first step of the transaction was accounted for as a transaction under common control, and thus was accounted for at book carrying amounts in accordance with ASC810-50-30-5. Immediately upon the completion of this transfer, all equity shares of the wholly-owned Panasonic subsidiary were sold to a third party, Hunan Corun New Energy Co., Ltd., as the second step of the transaction.

The monetary consideration for the equity shares amounted to 0.5 billion yen. This transaction was immaterial for Panasonic both quantitatively and qualitatively.

Mr. Kevin L. Vaughn	-3-

Note 16. Supplementary Information to the Statement of Operations and Cash Flows, page 140

3. We note your disclosures for the damages incurred related to your facilities that were damaged by the Great East Japan Earthquake on March 11, 2011. Please disclose whether the estimates associated with your loss contingencies for your facilities that were damaged are gross or net of any third-party recoveries. To the extent that there are uncertainties or limitations associated with these recoveries (e.g., recovery is under litigation or third-party is experiencing financial difficulty), please also disclose:

•	The nature of these uncertainties or limitations;

•	Estimates associated with your loss contingencies independent of any uncertain or limited third-party recoveries; and

•	When you accrue for these recoveries.

We respectfully advise the Staff that we believe that the current disclosure provides adequate disclosure that the estimates associated with the damages from the Great East Japan Earthquake is net of any third party recoveries. For the Staff’s convenience, the current disclosure states in part, “Losses related to the Great East Japan Earthquake included in other deductions for the year ended March 31, 2011 amounted to 9,160 million yen, which was net of insurance recovery of 6,270 million yen.”

Since the third party recoveries are insurance recoveries from large third party insurance companies, we do not expect any uncertainties or limitations associated with these recoveries. Based on communications with the insurance companies, we do not believe there are any factors that would restrict us from realizing these insurance recoveries.

Note 19. Commitments and Contingent Liabilities, page 149

4. We note your disclosures on page 150 related to the legal proceedings including civil litigations related to tax, products or intellectual properties and government investigations. We further note that “[you] and certain of [your] subsidiaries may be subject to an uncertain amount of fines” and that “[you] have accrued for certain probable and reasonable estimated amounts for the fines” depending upon the outcome of these different proceedings. Please revise your future filings to disclose the amount accrued related to these proceedings to the extent that it may be necessary for the financial statements not to be misleading. Please refer to 450-20-50-1 of the FASB Accounting Standard Codification.

We supplementally advise the Staff that the amount accrued for loss contingencies in accordance with ASC 450-20-50 “Contingencies” was immaterial to Panasonic and accordingly, we do not believe that disclosure of the amount accrued is necessary for the financial statements not to be misleading.

We will evaluate the amount accrued periodically in the future and make appropriate disclosures as considered necessary to ascertain that the financial statements are not misleading to readers.

Mr. Kevin L. Vaughn	-4-

5. Further to the above, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to 450-20-50 of the FASB Accounting Standards Codification.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimate for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosure in your response.

We respectfully advise the Staff that we have not disclosed an estimate of additional loss or range of loss in excess of the amount accrued. Such estimates are difficult to assess given that certain of the investigations and legal proceedings are still at an early stage, present novel legal theories, involve a large number of parties, or are taking place in jurisdictions outside of Japan where the laws are complex or unclear.

Management, on a quarterly basis, consults its internal and external legal counsel to attempt to develop a range of reasonably possible loss for disclosure, taking into consideration the progress of the actions and proceedings. As indicated above, there are various specific factors that impede management in developing a range of reasonably possible losses as the investigations and legal proceedings are still at an early stage, present novel legal theories, involve a large number of parties or are taking place in jurisdictions outside of Japan where the laws are complex or unclear. Management expects these factors to be alleviated as the cases progress, generally at a point near settlement or court judgment.

We will provide the following disclosure in future filings to provide additional disclosure with respect to the fact that we cannot reasonably provide an estimate of the additional range of loss in excess of the amount accrued.

The ability to predict the outcome of these actions and proceedings is difficult to assess given that certain of the investigations and legal proceedings are still at an early stage, present novel legal theories, involve a large number of parties or taking place in jurisdictions outside of Japan where the laws are complex or unclear. Accordingly, the Company is unable to estimate the losses or range of losses for the actions and proceedings where there is only a reasonable possibility that a loss exceeding amounts already recognized may have been incurred.

Mr. Kevin L. Vaughn	-5-

Note 15. Restructuring Charges, page 136

6. We note your disclosures here and throughout the filing related to your restructuring activities. Please address the following comments:

•

Please revise future filings to include a more detailed description of each of your exit or disposal activities, including the facts and circumstances leading to the expected activities and the expected completion date, consistent with paragraph 420-10-50-1(a) of the FASB Accounting Standards Codification.

•

Please revise future filings to provide the disclosures required by paragraph 420-10-50-1(b) of the FASB Accounting Standards Codification and SAB Topic 5.P.4 for each restructuring activity for all reporting periods presented until the activities are completed.

•	Please revise your MD&A in future filings to include all of the disclosures required by SAB Topic 5.P.4.

We respectfully advise the Staff that the restructuring activities we undertake are generally not significant on an individual activity basis. We believe that materiality considerations apply with respect to the application of paragraph 420-10-50-1(a) of the FASB Accounting Codification and SAB Topic 5.P.4, and accordingly we do not believe that the disclosure of the restructuring activity on an individual activity basis is necessary unless we determine the activities to be individually significant quantitatively or qualitatively. In order to address the Staff’s comment, we intend to provide a detailed description of the restructuring activities for one of our subsidiaries, SANYO Electric Co. Ltd., which initiated significant restructuring activities during the year ended March 31, 2011.

Our proposed supplemental disclosure for the “Restructuring Charges” note on Form 20-F Item 18 in the future filings in addition to the current disclosure are as follows:

The restructuring activities are generally insignificant on an individual activity basis and are short term in nature and are generally completed within one year of initiation.

The following description represents restructuring activities for the year ended March 31, 2011 by business segment. The total amount of costs expected to be incurred in connection with the activity are generally not materially different from the respective restructuring charges as disclosed below except as indicated otherwise. Furthermore, the restructuring activities are generally short-term in nature and the amount of restructuring costs incurred subsequent to the fiscal year end of the initiation of any given restructuring activity are not significant except as indicated otherwise.

Digital AVC Networks

Digital AVC Networks segment continued its restructuring activities, consisting mainly of integration of manufacturing bases in Japan. Total restructuring charges amounting to 3,845 million yen are composed of implementation of early retirement programs of 1,224 million yen and integration of manufacturing bases of 2,621 million yen. The ending liability balance amounted to 2,317 million yen and 1,575 million yen for the years ended March 31, 2011 and 2010, respectively.

Mr. Kevin L. Vaughn	-6-

Home Appliances

Home Appliances segment restructured its operations to improve efficiency. Total restructuring charges amounting to 2,361 million yen included implementation of early retirement programs of 347 million yen and integration of manufacturing bases in Japan in the amount of 2,014 million yen. The ending liability balance amounted to zero and 3,289 million yen for the years ended March 31, 2011 and 2010, respectively.

PEW and PanaHome

PEW and PanaHome segment restructured its operations mainly in Japan to improve cost effectiveness. Total restructuring charges amounting to 1,838 million yen included implementation of early retirement programs of 762 million yen and integration of manufacturing bases in Japan in the amount of 1,076 million yen. The ending liability balance amounted to 206 million yen and 1,140 million yen for the years ended March 31 2011 and 2010, respectively.

Components and Devices

Components and Devices segment restructured its operations to improve efficiency and cost effectiveness. Total restructuring charges amounting to 1,392 million yen included implementation of early retirement programs of 454 million yen and integration of manufacturing bases in the amount of 938 million yen. The ending liability balance amounted to 145 million yen and 2,132 million yen for the years ended March 31, 2011 and 2010.

SANYO

Total restructuring charges amounting to 45,310 million yen included implementation of early retirement programs of 12,735 million and implementation of cost reduction initiatives in the amount of 32,575 million yen. The ending liability balance amounted to 28,616 million yen and 464 million yen for the years ended March 31, 2011 and 2010. In addition to various restructuring activities in this segment, SANYO decided to restructure the Semiconductor business as the result of the SANYO’s Board of Director’s action to approve the divestiture on July 15, 2010. The divestiture became effective January 1, 2011. This restructuring activity and subsequent divestiture were the result of SANYO’s conclusion that its Semiconductor business did not align with SANYO’s strategic and growth initiatives. The restructuring activity and material cash outlays are expected to take place through fiscal 2013. The total amount expected to be incurred in connection with the activity and the actual amount incurred for the year ended March 31, 2011 amounted to 44,170 million yen. In connection with the Semiconductor business, there was no beginning liability balance with new restructuring charges incurred in the amount of 44,170 million yen and costs paid or otherwise settled of 16,110 million yen during the fiscal year. The ending liability balance amounted to 28,060 million yen.

Mr. Kevin L. Vaughn	-7-

Other

Other segment restructured its operations to improve efficiency. Total restructuring charges amounting to 2,207 million yen included early retirement programs of 2,149 million and yen and integration of manufacturing bases of 58 million yen. The ending liability balance amounted to 208 million yen and 789 million yen for the years ended March 31, 2011 and 2010, respectively.

Similar disclosure covering the past two years by business segment will also be provided in future filings.

We propose the following additional disclosure to Form 20-F Item 5 MD&A:

On an on-going basis, the Company monitors the dynamics of the economy in general, as well as the industries and the markets in which the Company operates and continues to assess opportunities for improved operational effectiveness and efficiency and better alignment of expenses with revenues, while preserving the ability to make investments in research and development projects, capital and human resources that are essential to the Company’s long-term success. As a result of these assessments, the Company has undertaken various restructuring initiatives in order to enhance the Company’s growth potential and ability to achieve long-term success.

Various restructuring activities resulted in the Company incurring restructuring charges of XX billion yen, 57 billion yen and 55 billion yen for the years ended March 31, 2012, 2011 and 2010, respectively. Although the restructuring activities are generally not significant individually, the divestiture of SANYO Semiconductor Co., Ltd. represented a significant restructuring activity which occurred during the fiscal year ended March 31, 2011. This restructuring activity resulted when SANYO decided to restructure the Semiconductor business as the result of the SANYO’s Board of Director’s action to approve the divestiture of the Semiconductor business on July 15, 2010. The divestiture became effective January 1, 2011. This restructuring activity and subsequent divestiture were the result of SANYO’s conclusion that its Semiconductor business did not align with SANYO’s strategic and growth initiatives. The total amount expected to be incurred in connection with the activity and the actual amount incurred for the year ended March 31, 2011 amounted to 44 billion yen. In connection with the Semiconductor business, there was no beginning liability balance with new restructuring charges incurred in the amount of 44 billion yen and costs paid or otherwise settled of 16 billion yen during the fiscal year. The ending liability balance amounted to 28 billion yen. The material cash outlays are anticipated to take place through fiscal 2013.

*            *             *            *            *

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin L. Vaughn	-8-

If you have any questions about this response letter, please contact, by fax or by e-mail, Masahito Yamamura, General Manager of Investor Relations (fax: 81-6-6908-2351; e-mail: yamamura.masahito@jp.panasonic.com).

Very truly yours,

/s/ Makoto Uenoyama
Makoto Uenoyama
Managing Director
(Principal Financial Officer)
Panasonic Corporation

cc:	Ms. Tara Harkins

(Staff Accountant,

Securities and Exchange Commission)

Mr. Martin James

(Senior Assistant Chief Accountant,

Securities and Exchange Commission)

Izumi Akai

Kenji Taneda

Junko Urabe

(Sullivan & Cromwell LLP)